MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended December 31, 2012 compared to the three and six months ended December 31, 2011.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the six months ended December 31, 2012 and 2011, and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements for the years ended June 30, 2012 and 2011 and notes thereto which have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). The Company’s IFRS Accounting policies are set out in Note 3 of the audited consolidated financial statements for the year ended June 30, 2012.

All amounts presented are in Canadian dollars unless otherwise stated. In this report, “the Company”, “YM”, “we”, “us”, and “our” refer to YM BioSciences Inc. and its consolidated subsidiaries. This document is current in all material respects as of February 6, 2013.

FORWARD-LOOKING STATEMENTS

Statements contained in this MD&A that are not based on historical fact, including without limitation statements containing the words "believes," "may," "likely," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation, changing market conditions, our ability to obtain patent protection and protect our intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against us, the successful and timely completion of clinical studies, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, our ability to attract and retain business partners and key personnel, future levels of government funding, our ability to obtain the capital required for product development, operations and marketing and other risks detailed elsewhere herein. These forward-looking statements are based on our beliefs and expectations on the date the statements are made, and subject to the requirements of applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this MD&A might not occur and you should not place undue reliance on forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	our ability to obtain, on satisfactory terms or at all, the capital required for product development, operations and marketing;
•	general economic, business and market conditions;
•	our ability to complete clinical studies successfully and within planned timelines;
•	product development delays and other uncertainties related to new product development;
•	our ability to attract and retain business partners and key personnel;
•	our inability to profitably commercialize our products;
•	the extent of any future losses;
•	our inability to establish or manage manufacturing, development or marketing collaborations;
•	the delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches;
•	dependence on third parties for successful commercialization of our products;
•	inability to obtain quantities of development product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand;
•	the termination or conversion to non-exclusive licenses or our inability to enforce our rights under our licenses;
•	our ability to obtain patent protection and protect our intellectual property rights;

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•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	the uncertainty of recovery of advances to subsidiaries;
•	the impact of competitive products and pricing;
•	future levels of government funding; and
•	other factors discussed under “Risks and Uncertainties” and on Schedule A to this MD&A.

ACQUISITION AGREEMENT

On December 12, 2012 Gilead Sciences Inc., (Gilead) and YM announced that the companies signed a plan of arrangement (the “Arrangement”) under which 3268218 Nova Scotia Limited, a wholly-owned subsidiary of Gilead, will acquire YM for U.S. $2.95 per share in cash. The transaction values YM at approximately U.S. $510 million. The acquisition has been unanimously approved by the boards of directors of Gilead and YM. The transaction has also been approved by the shareholders on January 31, 2013 and the Supreme Court of Nova Scotia has issued a final order approving the Arrangement and assuming all other conditions precedent are satisfied or waived, it is anticipated that the Arrangement will become effective on February 8, 2013.

OVERVIEW OF BUSINESS

YM BioSciences Inc. is a drug development company advancing hematology and cancer-related products. We use our expertise to manage and perform, within our means, what we believe are value-enhancing activities in the development process of a new drug. These activities include, but are not limited to, the design and conduct of clinical trials, the development and execution of strategies for the protection and maintenance of intellectual property rights, interaction with drug regulatory authorities internationally, and the securing of partners to assist in the development and commercialization processes. We do not have research laboratories of our own and have acquired or in-licensed our current products. We do not directly engage in early-stage research, which allows us to avoid the earlier risk and investment of time and capital that is generally required before a compound is identified as appropriate for drug development. We both conduct and out-source clinical trials and we out-source the manufacture of clinical materials to third parties.

We principally intend to co-develop and/or license the rights to manufacture or market our products in development to other pharmaceutical companies in exchange for license fees and royalty payments. We do not currently intend to manufacture or market products although we may, if the opportunity is available on terms that are considered attractive, participate in ownership of manufacturing facilities or retain marketing rights to specific products in certain market regions. We intend to continue to seek other in-licensing or acquisition opportunities in pursuing our business strategy.

A brief description of our product portfolio follows below, along with a summary of recent developments:

CYT387

CYT387 is an orally-administered selective inhibitor of the JAK1 and JAK2 kinases, which have been implicated in a number of disorders including myeloproliferative neoplasms (MPNs), inflammatory diseases and certain cancers. We are initially developing CYT387 for the treatment of patients with myelofibrosis, a chronic, debilitating and potentially fatal disease of blood production, in which a patient’s bone marrow is replaced by scar tissue often rendering the patient anemic and suffering from significant symptoms.

A first-in-man Phase I/II clinical trial evaluating CYT387 in myelofibrosis was initiated at Mayo Clinic in November 2009 and subsequently expanded to include centers in the US, Canada and Australia. In September 2011, enrolment was completed in the trial with 166 patients recruited. Patients who complete the nine months of dosing in the Core Phase I/II trial are able to continue receiving CYT387 in an extension trial.

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YM also initiated a complementary Phase II clinical trial during calendar Q3 2011 exploring safety and efficacy under a protocol in which the drug is administered BID (twice-daily dosing) at increasingly higher doses. In July 2012, enrolment for this trial was completed with a total of 61 patients recruited at six sites across North America.

In December 2012, updated results from the 166 patient Phase I/II were presented in an oral session at the 54th Annual Meeting of the American Society of Hematology in Atlanta, Georgia.

•	Of the evaluable patients who were transfusion dependent at baseline, 68% reported a durable 12-week transfusion independence response rate with a maximal duration of response approaching three years and ongoing.
•	The percentage of patients requiring transfusions decreased substantially, from 44% at baseline to below 10% at week 40 of treatment.
•	Of the patients evaluable for spleen response, 37% demonstrated a durable spleen response per IWG-MRT* with a maximal duration of response of nearly 2.5 years and ongoing.
•	The majority of patients achieved a complete resolution or marked improvement of common constitutional symptoms.
•	The majority of adverse events were Grade 1.

Nimotuzumab

Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile compared to that of currently marketed EGFR-targeting antibodies. Nimotuzumab was licensed to YM’s majority-owned joint venture, CIMYM BioSciences Inc., an Ontario corporation. During the quarter CIMYM BioSciences Inc. sold its assets relating to nimotuzumab to InnoKeys PTE Ltd., a company based in Singapore, for undisclosed consideration including an immediate US$2 million payment, which was used to reduce intercompany debt. As part of this transaction, YM acquired the 20% minority interest in CIMYM to hold 100% of the outstanding shares. Subsequently YM sold its 100% ownership.

Other

The Company also has several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

SELECTED FINANCIAL INFORMATION (as reported under IFRS)

	For the three months ended December 31,		For the six months ended December 31,
	2012	2011	2012	2011
Revenue	$3,856,363	$380,117	$4,166,508	$630,845
Operating expenses:
Licensing and product development	$6,081,713	$7,260,481	$13,285,560	$13,748,328
General and administrative	$3,255,177	$1,154,883	$5,276,876	$3,315,031

Net finance income (costs)	$(5,833,010)	$1,477,469	$(5,467,177)	$8,980,046

Net loss for the period	$(11,313,537)	$(6,557,778)	$(19,863,105)	$(7,452,468)
Deficit, beginning of period	$(242,007,745)	$(214,036,128)	$(233,458,177)	$(213,141,438)
Deficit, end of the period	$(253,321,282)	$(220,593,906)	$(253,321,282)	$(220,593,906)

Basic and diluted loss per common share	$(0.07)	$(0.06)	$(0.13)	$(0.06)

Total assets	$122,069,169	$73,677,190	$122,069,169	$73,677,190

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RESULTS OF OPERATIONS

Second Quarter – Three and six months ended December 31, 2012 compared to three and six months ended December 31, 2011

Revenue

Revenue increased by $3.476 million to $3.856 million for the three months ended December 31, 2012 and increased by $3.536 million to $4.167 million for the six months then ended compared to $380 thousand and $631 thousand for the three and six months ended December 31, 2011. The increase was due to proceeds from the sale of Nimotuzomab licenses of $1.990 million and the subsequent recognition of the deferred revenue relating to the licenses of $1.779 million.

Finance Income and Costs

Net finance income for the three months ended December 31, 2012 decreased by $7.310 million to a net cost of $5.833 million compared to a net income of $1.477 million for the three months ended December 31, 2011 and decreased by $14.447 million to a net cost of $5.467 million for the six months ended December 31, 2012 compared to a net income of $8.980 million for the six months ended December 31, 2011. The change is primarily attributed to the change in the fair value adjustment for US dollar warrants which was a loss of $6.618 million for the three months ended December 31, 2012 compared to a gain of $1.903 million for the three months ended December 31, 2011 and a loss of $4.964 million for the six months ended December 31, 2012 compared to a gain of $7.264 million for the six months ended December 31, 2011. Interest income increased by $116 thousand to $271 thousand for the three months ended December 31, 2012 compared to $155 thousand in the previous year and increased by $258 thousand to $567 thousand compared to $309 thousand for the six months ended December 31, 2011 due to the increase in cash from the February 2012 equity financing. Net foreign exchange was a gain of $514 thousand and a loss of $1.071 million for the three and six months ended December 31, 2012 respectively compared to a loss of $581 thousand and a gain of $1.407 million in the same period last year.

Licensing and Product Development Expenses

Licensing and product development expenses for the three months ended December 31, 2012 decreased by $1.178 million to $6.082 million compared to $7.260 million the three months ended December 31, 2011 and decreased by $462 thousand to $13.286 million compared to $13.748 million the six months ended December 31, 2011. In addition to the changes described under each product below, core expenses for licensing and product development increased by $107 thousand for the three months ended December 31, 2012 compared to the three months ended December 31, 2011 and increased by $478 thousand to $7.205 million for the six months ended December 31, 2012 compared to the six months ended December 31, 2011. The increase is primarily attributed to an increase in employee bonus expenses, offset by a decrease in non-cash share-based compensation expense.

CYT387

Costs associated with development activities for CYT387 decreased by $832 thousand to $2.422 million for the three months ended December 31, 2012 compared to $3.254 million for the three months ended December 31, 2011 A decrease in the costs relating to the MPD (Myelodisplastic disorder) study of $971 thousand and a decrease of drug products costs of $706 thousand, was offset by an increase in costs related to the ongoing BID (twice daily dosing) study of $796 thousand and an increase in the costs relating to the MPDE (Myelodisplastic disorder extension) study of $179 thousand. A reduction of core expenses associated with the CYT 387 product of $130 thousand added to the total decrease. This compared to a decrease of $71 thousand to $5.662 million compared to $5.733 million for the six months ended December 31, 2012 and 2011, respectively.

Nimotuzumab

Costs associated with development activities for nimotuzumab decreased by $303 thousand to $86 thousand for the three months ended December 31, 2012, compared to $389 thousand for the three months ended December 31, 2011. Costs decreased by $507 thousand to $153 thousand compared to $660 thousand for the six months ended December 31, 2012. The costs are lower because both Phase II clinical trials were closed during fiscal 2012. During the quarter, CIMYM BioSciences Inc. sold its assets relating to Nimotuzumab. Refer to the Overview of Business section.

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Other

Costs associated with development activities related to CYT997, YMBA3, and other small molecules in the library were $169 thousand for the three months ended December 31, 2012 compared to $320 thousand for the three months ended December 31, 2011. This compared to $266 thousand and $628 thousand for the six months ended December 31, 2012 and 2011 respectively. The expenditures in both years pertain primarily to patents.

General and Administrative Expenses

General and administrative expenses increased by $2.100 million to $3.255 million for the three months ended December 31, 2012, compared to $1.155 million for the three months ended December 31, 2011. This increase is due to the additional legal and other costs relating to negotiations relating to CYT387 and the Acquisition Agreement totaling $1.879 million incurred during the three months ended December 31, 2012. There were also additional board, travel and consulting expenses relating to this activity of $416 thousand. An increase in employee bonus expense was offset by reduced employee option expenses of $195 thousand. For the six months ended December 31, 2012 and 2011, costs increased by $1.962 million to $5.277 million from $3.315 million for the same reasons as stated above.

SUMMARY OF QUARTERLY RESULTS

	Revenue	Net finance income/(costs)	Net loss	Basic and diluted loss per common share
As reported under IFRS:
December 31, 2012	$3,856,363	$(5,833,010)	$(11,313,537)	$(0.07)
September 30, 2012	$310,145	$365,833	$(8,549,568)	$(0.05)
June 30, 2012	$330,713	$2,169,246	$(6,067,113)	$(0.04)
March 31, 2012	$109,107	$282,273	$(6,797,158)	$(0.05)
December 31, 2011	$380,117	$1,477,469	$(6,557,778)	$(0.06)
September 30, 2011	$250,728	$7,502,578	$(894,690)	$(0.01)
June 30, 2011	$221,977	$(517,846)	$(8,898,698)	$(0.08)
March 31, 2011	$217,489	$(1,471,925)	$(8,344,995)	$(0.08)
December 31, 2010	$251,417	$(4,592,713)	$(12,305,277)	$(0.14)

Licensing revenue results primarily from recognition, over time, of non-refundable up-front payments from out-licensing agreements plus milestone payments. The Company’s policy is to recognize non-refundable up-front payments from out-licensing agreements over the estimated period of collaboration until the milestone associated with commercial approval of the first indication in the licensee’s territory has been satisfied and the relevant payment received. Prior to the current quarter, revenue has steadily decreased as all but one deferred revenue contract has been fully recognized. Revenue for the three months ended December 31, 2011, June 30, 2012 and September 30, 2012 increased because of royalties received from an out-licensing partner. Due to the sale of the Nimotuzomab licenses, the remaining deferred revenue of $1.779 million was recognized during the three months ended December 31, 2012. Revenue in the quarter ended December 31, 2012 increased because of the sale of nimotuzumab licenses and the subsequent recognition of the remaining deferred revenue relating to those licenses.

The volatility of net loss is primarily caused by the requirement to adjust liabilities such as USD warrants and stock appreciation rights to fair value at each measurement date, with changes being reflected in finance income and costs for the period. Excluding the revaluation of US dollar denominated warrants, the expenditures have generally increased over the eight quarters as a result of increased drug development activity.

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TREND INFORMATION

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures vary substantially from period to period depending on the pre-clinical and clinical studies being undertaken and the availability of funding from investors and prospective commercial partners.

Other than as discussed above, the Company is not aware of any material trends related to the Company’s business of product development, patents and licensing.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed the evaluation, licensing, acquisition and further development of its products principally through equity issuances. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to out-license its products or to access the capital markets, both of which will depend substantially on results of product development programs.

The Company’s cash requirements will be affected by the extent of its clinical trials, the results of its regulatory submissions, the achievement of commercialization agreements, the costs associated with obtaining and protecting the patents for products in development, and its general operating expenses.

The unaudited condensed consolidated interim financial statements have been prepared on a going-concern basis which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize on its assets and discharge its liabilities in the normal course of operations. Management has assessed the Company’s ability to continue as a going concern. Since inception, the Company has concentrated on product licensing and development. It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants. The Company’s ability to continue as a going concern has always been dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional capital to generate sufficient cash to continue as a going concern. The unaudited condensed consolidated interim financial statements do not reflect the adjustments that might be necessary to the carrying amounts of reported assets, liabilities and revenue and expenses and the statement of financial position classifications used if the Company were unable to continue operations in accordance with this assumption.

On February 29, 2012 the Company completed a prospectus offering of 40,250,000 shares for gross proceeds of US$80,500,000 (Cdn $79,421,300) resulting in net cash proceeds of US $75,243,165 (Cdn $74,232,207).

As at December 31, 2012, the Company had cash and short-term deposits totalling $121.217 million and accounts payables and accrued liabilities totalling $5.289 million compared to $132.450 million and $3.066 million respectively, at June 30, 2012. Of these balances as at December 31, 2012 approximately $55.033 million is unrestricted and can be used for any purpose and approximately $66.184 million can be used for any purpose other than activities related to Cuban originated products except for those activities expressly consented to under the licenses granted by the Office of Foreign Assets Control (OFAC). As at December 31,2012, the Company had disposed of all Cuban originated products. Cash and cash equivalents comprise cash balances. Short-term deposits comprise term deposits with original maturities of 12 months or less. The Company has classified its cash and cash equivalents and short-term deposits as loans and receivables.

Management believes that the cash and cash equivalents and short-term deposits at December 31, 2012 are sufficient to fund the Company’s operations beyond the next 12 months.

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FINANCIAL INSTRUMENTS

	As at December 31, 2012	As at June 30, 2012
Financial Assets
Cash and cash equivalents	83,588,628	87,140,020
Short-term deposits	37,628,393	45,310,288
Accounts receivable	342,394	252,884

Financial Liabilities
Accounts payable	1,124,770	803,421
Accrued liabilities	4,164,545	2,262,972

COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has entered into many contracts for pre-clinical and other studies for CYT387, nimotuzumab, and CYT997, none of which individually exceeds $1 million, totaling approximately $9.048 million of which approximately $5.919 million has been incurred as at December 31, 2012 and the remaining $3.129 million has not yet been incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

RELATED PARTY TRANSACTIONS

The key management personnel of the Company are the Directors, the President and Chief Executive Officer, the Chief Medical Officer, and Vice-Presidents.

Compensation for key management personnel of the Company for the three and six months ended December 31 was

	Three months ended December 31		Six months ended December 31
	2012	2011	2012	2011
Short-term employee benefits	$862,396	$898,076	$2,424,189	$1,685,565
Share-based compensation	214,034	284,361	376,712	793,044
Total key management personnel expenses	$1,076,430	$1,182,437	$2,800,901	$2,478,609

Key management personnel participate in the stock option plan and executive officers participate in the Company’s health plan. Directors receive annual and meeting fees for their services. As at December 31, 2012, the key management personnel control less than 1% of the voting shares of the Company.

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities. The fees incurred during the three and six months ended December 31, 2012 totaled $8,222 and $9,498 (2011 - $58,252 and $83,252). Amounts due to related parties, including amounts due to key management personnel, at year end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

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RISKS AND UNCERTAINTIES

Prospective investors should give careful consideration to the risk factors contained under “Risk Factors” in the Form 40-F filed as the Annual Information Form dated September 20, 2012 in respect of the fiscal year ended June 30, 2012, as well as those discussed in Schedule A of this MD&A. These risk factors include:

i.	We have few revenues and a history of losses and, therefore, are unable to predict the extent of any future losses or when or if we will become profitable.
ii.	We deal with products that are in the early stages of development and, as a result, are unable to predict whether we will be able to profitably commercialize our products.
iii.	If our clinical testing of drug products do not produce successful results, we will not be able to commercialize our products.
iv.	We are subject to extensive government regulation that increases the cost and uncertainty associated with gaining final regulatory approval of our product candidates.
v.	Changes in government regulations, although beyond our control, could have an adverse effect on our business.
vi.	If our competitors develop and market products that are more effective than our existing product candidates or any products that we may develop, or obtain marketing approval before we do, our products may be rendered obsolete or uncompetitive.
vii.	We depend upon being able to identify promising molecules for licensing or acquisition and successfully completing the acquisitions or licensing on economic terms. There is no assurance that we can continue to identify and license molecules for development.
viii.	We rely upon licensors and others for research on new products.
ix.	We conduct our development internationally and are subject to laws and regulations of several countries which may affect our ability to access regulatory agencies and may affect the enforceability and value of our licenses.
x.	We depend heavily on our key personnel, and if we cannot retain or attract key employees, the development and commercialization of our products will be adversely affected.
xi.	We are subject to privacy laws, violations of which could result in substantial liability and expenses to comply with such laws.
xii.	We depend upon others for the manufacture, development and sale of our products. If we are unable to establish or manage collaborations in the future, there could be a delay in the manufacture, development and sale of our products.
xiii.	We expect to enter into out-licensing agreements with others with respect to the manufacturing and marketing of our drug products. We may retain co-development and marketing rights if management determines it is appropriate to do so.
xiv.	We lack experience in commercial manufacturing of our products and may encounter problems or delays in making arrangements for products to be commercially manufactured, which could result in delayed development, regulatory approval and marketing.
xv.	Our success depends upon our ability to protect our intellectual property and our proprietary technology.
xvi.	Our potential involvement in intellectual property litigation could negatively affect our business.
xvii.	We depend upon licenses from third parties and the maintenance of licenses is necessary for our success.
xviii.	We also conduct our in-licensing internationally and we currently own or license products and technologies from sources in Canada, Australia and Cuba. We have previously licensed, and intend to and may license, products from sources in other jurisdictions.
xix.	Loss or destruction of our data may adversely affect our business.
xx.	Product liability claims are an inherent risk of our business, and if our clinical trial and product liability insurance prove inadequate, product liability claims may harm our business.
xxi.	We are susceptible to general economic conditions.
xxii.	Although all of the funds advanced to our joint venture subsidiaries have been expensed, we are only entitled to recover those expenditures when the joint venture’s net income exceeds the amount of cumulative advances.
xxiii.	We expect to be a “passive foreign investment company” for the current taxable year, which would likely result in materially adverse U.S. federal income tax consequences for investors who are U.S. persons.

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xxiv.	We may not be able to obtain necessary funding from sales, license fees, milestones or royalties and, as a result, may need to try to obtain capital through the public market or private financing which may not be available on acceptable terms, or at all.
xxv.	Our operating results and stock price may fluctuate significantly.
xxvi.	There is no assurance that an active trading market in our common shares will be sustained.
xxvii.	Our share price is volatile.
xxviii.	We have not paid dividends.
xxix.	Our outstanding common shares could be subject to dilution.
xxx.	It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.
xxxi.	If there are substantial sales of our common shares, the market price of our common shares could decline.
xxxii.	We have adopted a shareholder rights plan, which could make it more difficult for a third party to acquire us, thus potentially depriving our shareholders of a control premium.
xxxiii.	We are governed by the corporate laws in Nova Scotia, Canada which in some cases have a different effect on shareholders than the corporate laws in Delaware, U.S.

OUTLOOK

On December 12, 2012 Gilead Sciences Inc., (Gilead) and YM announced that the companies have signed a plan of arrangement (the “Arrangement”) under which 3268218 Nova Scotia Limited, a wholly-owned subsidiary of Gilead, will acquire YM for U.S. $2.95 per share in cash. The transaction values YM at approximately U.S. $510 million. The acquisition has been unanimously approved by the boards of directors of Gilead and YM. The transaction has also been approved by the shareholders on January 31, 2013 and the Supreme Court of Nova Scotia has issued a final order approving the Arrangement and assuming all other conditions precedent are satisfied or waived, it is anticipated that the Arrangement will become effective on February 8, 2013.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the reporting period. The estimates and assumptions reflect the facts and circumstances available at that time, historical experience, the general economic conditions and trends, and Company’s assessments of probable future outcomes of these matters. Actual results could differ from those estimated. Estimates and assumptions are reviewed regularly. Revisions are recognized in the period in which the estimates and assumptions are revised and in any future periods affected.

The Company’s significant accounting policies and estimates can be found in Note 3 of the Company’s annual audited consolidated financial statements. The following is a summary of the Company’s most critical accounting estimates.

Share-based payments

The Company uses the Black-Scholes option-pricing model to value warrants, stock options and share appreciation rights. The use of this pricing model requires management to make assumptions regarding the expected life of the warrants, stock options and share appreciation rights, estimated forfeitures, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk-free interest rate and an assumption regarding the Company’s dividend policy in the future.

Intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use in the manner intended by management. The period that the technology acquired in the January 2010 Cytopia acquisition is available for use is estimated at three years which reflects management's intent about partnering the assets.

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Revenue recognition

Revenue is recognised when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods; the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; the amount of revenue can be measured reliably; it is probable that the economic benefits associated with the transaction will flow to the Company; and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Contingent revenue attributable to the achievement of regulatory or developmental milestones is recognized only on the achievement of the applicable milestone and when collectability is probable.

Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development collaborations are deferred and recognized as revenue on a systematic basis over the estimated term of the related collaboration until the milestone associated with commercial approval of the first indication in the licensee's territory has been satisfied and the milestone payment received, or until it is determined that no further collaboration is required. The estimated term is based on a drug development plan as discussed with licensees.

In determining the appropriate period over which to recognize revenue from an up-front non-refundable payment, management reviews the deliverables as identified in the collaboration arrangements and makes assumptions regarding the time to commercialization. These assumptions are reviewed each reporting period.

The Company has license agreements that specify that certain royalties are earned by the Company on sales of licensed products in the licensed territories. Licensees report sales and royalty information in the 90 days after the end of the quarter in which the activity takes place and typically do not provide the Company with forward estimates or current-quarter information. Because the Company is not able to reasonably estimate the amount of royalties earned during the period in which these licensees actually ship products, royalty revenue is not recognized until the royalties are reported to the Company and the collection of these royalties is probable.

NEW STANDARDS AND INTERPRETATIONS

IAS 12 – Income Taxes

In December 2010, the International Accounting Standards Board (“IASB”) amended IAS 12 for the recovery of underlying assets measured at fair value and the impact on deferred taxes. The amendments provide a solution to the problem of assessing whether recovery would be through use or through sale when the asset is measured at fair value under IAS 40, Investment Property, by adding the presumption that the recovery would normally be through sale. The amendment also incorporates the remaining guidance in SIC-21, Income Taxes – Recovery of Revalued Non-depreciable Assets, as SIC-21 has been withdrawn. The effective date of the amendment is for annual periods beginning on or after January 1, 2012. The Company has assessed that the amendment did not have a material impact on the consolidated financial statements.

IAS 1 – Presentation of Financial Statements

The IASB amended IAS 1 by revising how certain items are presented in other comprehensive income (“OCI”). Items with OCI that may be reclassified to profit and loss will be separated from items that will not. The standard is effective for financial years beginning on or after July 1, 2012, with early adoption permitted. The Company assessed that the amendment did not have a material impact on the consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, after evaluating the effectiveness of the Company’s "disclosure controls and procedures" (as defined in National Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) as of June 30, 2012 (the "Evaluation Date") have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those rules, and that material information relating to our Company and any consolidated subsidiaries is made known to management, including the chief executive officer and chief financial officer, particularly during the period when our periodic reports are being prepared to allow timely decisions regarding required disclosure.

10

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting.

INTERNAL CONTROL OVER FINANCIAL REPORTING

No change was made to the design of the Company’s internal control over financial reporting during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the design of our internal control over financial reporting.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The Company’s management, including the chief executive officer and chief financial officer, do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Internal control over financial reporting can also be circumvented by collusion or improper management override. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

OTHER MD&A REQUIREMENTS

As at December 31, 2012:

	Amount	Number
Share Capital	$341,491,581	157,967,659

	Fair Value	Number
Warrants	$11,593,961	7,008,751

Note 1: If all warrants were to be exercised, 7,008,751 shares would be issued for total proceeds of $11,214,002 USD.

Additional information relating to the Company, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

11

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars)

ym biosciences inc.

Three and six months ended December 31, 2012 and 2011

(Unaudited)

ym biosciences inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

			December 31,	June 30,
	Note		2012	2012

Assets

Current assets:
Cash and cash equivalents	5		$83,588,628	$87,140,020
Short-term deposits	5		37,628,393	45,310,288
Accounts receivable			342,394	252,884
Prepaid expenses			84,984	257,780
Total current assets			121,644,399	132,960,972

Non-current assets:
Property and equipment	6		49,096	62,118
Intangible assets	7		375,674	2,629,682
Total non-current assets			424,770	2,691,800

Total assets			$122,069,169	$135,652,772

Liabilities and Equity

Current liabilities:
Accounts payable			$1,124,770	$803,421
Accrued liabilities			4,164,545	2,262,972
Share purchase warrants	9		11,593,961	7,221,040
Deferred revenue	11		-	381,270
Total current liabilities			16,883,276	10,668,703

Non-current liabilities:
Deferred revenue	11		-	1,556,853
Total non-current liabilities			-	1,556,853

Equity:
Share capital	10	(a)	341,491,581	340,173,078
Contributed surplus			17,015,594	16,712,315
Deficit			(253,321,282)	(233,458,177)
Total equity			105,185,893	123,427,216

Subsequent events (note 4, 11 and 15)

Total liabilities and equity			$122,069,169	$135,652,772

See accompanying notes to unaudited condensed consolidated interim financial statements.

Approved by the Board and authorized for issue on February 6, 2013:

Tryon M. Williams, Director	Dr. Nick Glover, Director

1

ym biosciences inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

			Three months ended		Six months ended
			December 31,		December 31,
	Note		2012	2011	2012	2011

Revenue:
Out-licensing			$1,866,563	$380,117	$2,176,708	$630,845
Sale of Nimotuzumab licenses			1,989,800	–	1,989,800	–
			3,856,363	380,117	4,166,508	630,845

Expenses:
Licensing and product development	12		6,081,713	7,260,481	13,285,560	13,748,328
General and administrative	13		3,255,177	1,154,883	5,276,876	3,315,031
			9,336,890	8,415,364	18,562,436	17,063,359

Loss before the undernoted			(5,480,527)	(8,035,247)	(14,395,928)	(16,432,514)

Finance income	14		784,671	2,058,174	567,365	8,980,046
Finance costs	14		(6,617,681)	(580,705)	(6,034,542)	–

Net loss and comprehensive loss for the period			$(11,313,537)	$(6,557,778)	$(19,863,105)	$(7,452,468)

Basic and diluted loss per common share	10	(b)	$(0.07)	$(0.06)	$(0.13)	$(0.06)

See accompanying notes to unaudited condensed consolidated interim financial statements.

2

ym biosciences inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total

Balance, June 30, 2012	157,546,793	$340,173,078	$16,712,315	$(233,458,177)	$123,427,216
Capital transactions (note 10)
Net loss for the period	–	–	–	(19,863,105)	(19,863,105)

Transactions affecting owners of the Company, recognized directly in equity:
Share-based compensation	–	–	369,479	–	369,479
Shares issued on exercise of options	63,199	163,170	(66,200)	–	96,970
Shares issued on exercise of warrants	357,667	564,270	–	–	564,270
Fair value of warrants exercised	–	591,063	–		591,063
Total transactions affecting owners of the Company	420,866	1,318,503	303,279	–	1,621,782

Balance, December 31, 2012	157,967,659	$341,491,581	$17,015,594	$(253,321,282)	$105,185,893

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total

Balance, June 30, 2011	116,681,948	$264,548,643	$15,144,062	$(213,141,438)	$66,551,267
Capital transactions (note 10)
Net loss for the period	–	–	–	(7,452,468)	(7,452,468)

Transactions affecting owners of the Company, recognized directly in equity:
Share-based compensation	–	–	1,507,684	–	1,507,684
Shares issued on exercise of options	29,500	38,008	(15,558)	–	22,450
Total transactions affecting owners of the Company	29,500	38,008	1,492,126	–	1,530,134

Balance, December 31, 2011	116,711,448	$264,586,651	$16,636,188	$(220,593,906)	$60,628,933

See accompanying notes to unaudited condensed consolidated interim financial statements.

3

ym biosciences inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

			Six months ended
			December 31,
	Note		2012	2011

Cash provided by (used in):

Operating activities:
Net loss for the period			$(19,863,105)	$(7,452,468)
Items not involving cash:
Depreciation of property and equipment	6		21,095	33,134
Amortization of intangible assets	7		2,254,008	2,254,008
Interest earned			(567,365)	(309,168)
Gain on disposal of property and equipment			(10,636)	-
Unrealized (gain)loss on cash and cash equivalents			(233,885)	(1,406,658)
Share-based compensation	10	(c)	369,479	1,507,684
Change in fair value of share purchase warrants	9		4,963,984	(7,264,221)
Changes in non-cash working capital balances:
Short-term deposits			(275,927)	(305,277)
Accounts receivable			(89,510)	(78,535)
Prepaid expenses			172,796	240,064
Accounts payable			321,349	(181,892)
Accrued liabilities			1,901,573	(482,473)
Deferred revenue	11		(1,938,123)	(297,036)
Net cash used in operating activities			(12,974,267)	(13,742,838)

Investing activities:
Proceeds from sale of short-term deposits			35,457,822	35,806,437
Purchase of short-term deposits			(27,500,000)	(34,300,000)
Interest earned			567,365	309,168
Additions to property and equipment			(18,537)	(10,220)
Proceeds from sale of property and equipment			21,100	-
Net cash provided by investing activities			8,527,750	1,805,385

Financing activities:
Issuance of common shares on exercise of options			96,970	22,450
Issuance of common shares on exercise of warrants			564,270	-
Net cash provided by financing activities			661,240	22,450

Decrease in cash and cash equivalents			(3,785,277)	(11,915,003)

Impact of foreign exchange rates on cash			233,885	1,406,658

Cash and cash equivalents, beginning of period			87,140,020	32,046,630

Cash and cash equivalents, end of period			$83,588,628	$21,538,285

See accompanying notes to unaudited condensed consolidated interim financial statements.

4

ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

1.	Corporate information:

YM BioSciences Inc. (the "Company" or "YM") was incorporated on August 17, 1994 under the laws of the Province of Ontario and was continued under the laws of the Province of Nova Scotia on December 11, 2001. The Company's shares are publicly traded on the Toronto Stock Exchange and the NYSE Amex. The Company's registered office is at 5045 Orbitor Drive, Building 11, Suite 400, Mississauga, Ontario, L4W 4Y4.

YM has entered into licensing agreements with certain biotechnology, pharmaceutical and medical institutes or has acquired technology originated in such institutes. The acquisitions of licenses and products provide exclusive rights for certain territories for certain products or families of products developed and rights of first refusal on additional territories, additional products or extensions to existing products. The Company is a drug development company with three clinical-stage hematology and cancer-related products.

2.	Basis of presentation:

(a)	Statement of compliance:

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and accounting policies we adopted in accordance with International Financial Reporting Standards (“IFRS”).

The notes presented in these unaudited condensed consolidated interim financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements.

The policies applied in these unaudited condensed consolidated interim financial statements are based on IFRS issued and in effect as of February 6, 2013, the date the unaudited condensed consolidated interim financial statements were authorized for issuance by the Board of Directors.

5

ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

2.	Basis of presentation (continued):

(b)	Basis of measurement and going concern:

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis, except for financial assets which are measured at fair value through profit or loss and liabilities for cash-settled share-based payment arrangements and share purchase warrants which are measured at fair value through profit or loss.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations. Management has assessed the Company's ability to continue as a going concern. Since inception, the Company has concentrated on product licensing and development. It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants. The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations. There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern. These unaudited condensed consolidated interim financial statements do not reflect the adjustments that might be necessary to the carrying amounts of reported assets, liabilities, revenue and expenses and the statement of financial position classifications used if the Company were unable to continue operations in accordance with this assumption.

Taking into consideration the cash, cash equivalents and short-term deposits, management has projected that the Company has sufficient cash resources to fund its current operations beyond the next 12 months.

(c)	Functional and presentation currency:

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the "functional currency").

These unaudited condensed consolidated interim financial statements are presented in Canadian dollars, which is the functional currency of the parent company and its subsidiaries.

6

ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

2.	Basis of presentation (continued):

(d)	Use of estimates and assumptions:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

We have applied significant estimates and assumptions to the amount and timing of use of intangible assets, and recognition of revenue, and to valuing our share-based compensation, share purchase warrants, share appreciation rights provisions and contingencies. These unaudited condensed consolidated interim financial statements are based upon accounting policies and estimates consistent with those used and described in note 2(d) and note 3 of our June 30, 2012 annual consolidated financial statements. These statements should be read in conjunction with the annual consolidated financial statements.

3.	Significant accounting policies:

The Company’s principal accounting policies were outlined in the Company’s annual audited consolidated financial statements for the year ended June 30, 2012 and have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements. These statements should be read in conjunction with the annual audited consolidated financial statements for the year ended June 30, 2012.

(a)	New standards and interpretations:

International Accounting Standard ("IAS") 12, Income Taxes ("IAS 12"): In December 2010, the IASB amended IAS 12 for the recovery of underlying assets measured at fair value and the impact on deferred taxes. The amendments provide a solution to the problem of assessing whether recovery would be through use or through sale when the asset is measured at fair value under IAS 40, Investment Property, by adding the presumption that the recovery would normally be through sale. The amendment also incorporates the remaining guidance in SIC-21, Income Taxes - Recovery of Revalued Non-depreciable Assets, as SIC-21 has been withdrawn. The effective date of the amendment is for annual periods beginning on or after January 1, 2012. The Company assessed that the amendment did not have a material impact on the unaudited condensed consolidated interim financial statements.

7

ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

3. Significant accounting policies (continued):

(ii) IAS 1, Presentation of Financial Statements ("IAS 1"):

The IASB amended IAS 1 by revising how certain items are presented in other comprehensive income ("OCI"). Items within OCI that may be reclassified to profit and loss will be separated from items that will not. The standard is effective for financial years beginning on or after July 1, 2012, with early adoption permitted. The Company assessed that the amendment did not have a material impact on the unaudited condensed consolidated interim financial statements.

4.	Pending acquisition:

On December 12, 2012 Gilead Sciences, Inc. (Gilead) and YM announced that the companies signed a plan of arrangement (the “Arrangement”) under which 3268218 Nova Scotia Limited, a wholly-owned subsidiary of Gilead, will acquire YM for U.S. $2.95 per share in cash. The transaction values YM at approximately U.S.$510 million. The acquisition has been unanimously approved by the boards of directors of Gilead and YM. The transaction has also been approved by the shareholders on January 31, 2013 and the Supreme Court of Nova Scotia has issued a final order approving the Arrangement and assuming all other conditions precedent are satisfied or waived, it is anticipated that the Arrangement will become effective February 8, 2013.

5.	Cash and cash equivalents and short-term deposits:

As a condition of various prospectus financings and the controlled equity offering program entered into on April 23, 2010, the Company agreed to restrict use of $144,360,674 of the net proceeds raised to fund drug development activities not related to Cuban originated products or for general purposes not related to the Cuban licensed products and technologies, except those activities expressly consented to under the licenses granted by the U.S. Office of Foreign Asset Control. As at December 31, 2012, of the $121,217,021 (June 30, 2012 - $132,450,308) in cash and short-term deposits, approximately $55,032,555 (June 30, 2012 - $43,565,543) is unrestricted and can be used for any purpose and approximately $66,184,466 (June 30, 2012 - $88,884,765) can be used for any purpose other than activities related to the Cuban products outlined above. As of December 31, 2012, the company had disposed of all Cuban originated products.

8

ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

6.	Property and equipment:

	Computer and		Leasehold
	other equipment	Furniture	improvements	Total

Cost
Balance, June 30, 2012	$249,658	$104,374	$16,980	$371,012
Additions	18,537	–	–	18,537
Disposals	(47,082)	–	–	(47,082)
Balance, December 31, 2012	$221,113	$104,374	$16,980	$342,467

Accumulated depreciation
Balance, June 30, 2012	$197,020	$94,894	$16,980	$308,894
Depreciation	18,671	2,424	–	21,095
Disposals	(36,618)	–	–	(36,618)
Balance, December 31, 2012	$179,073	$97,318	$16,980	$293,371

Net carrying amounts
Balance, June 30, 2012	$52,638	$9,480	$–	$62,118
Balance, December 31, 2012	42,040	7,056	–	49,096

7.	Intangible assets:

Cost

Balance, June 30, 2012 and December 31, 2012	$13,524,054

Accumulated amortization

Balance, June 30, 2012	10,894,372
Amortization	2,254,008

Balance, December 31, 2012	$13,148,380

Net carrying amounts

Balance, June 30, 2012	$2,629,682
Balance, December 31, 2012	375,674

On January 29, 2010, on acquisition of Cytopia, the Company recorded $13,524,054 of acquired technologies, which included the intellectual property and in-process research and development of the Company's CYT387 and CYT997 products, as well as a number of other molecules.

9

ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

8.	Consolidation of joint venture:

Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile compared with that of currently marketed EGFR-targeting antibodies. Nimotuzumab was licensed to YM’s majority-owned joint venture, CIMYM BioSciences Inc., an Ontario corporation. During the quarter CIMYM BioSciences Inc. sold its assets relating to nimotuzumab to InnoKeys PTE Ltd., a company based in Singapore, for undisclosed consideration including an immediate US$2 million payment, which was used to reduce intercompany debt. As part of this transaction, YM acquired the 20% minority interest in CIMYM to hold 100% of the outstanding shares. Subsequently YM sold its 100% ownership of CIMYM.

9.	Share purchase warrants:

For the six months ended December 31:

	2012		2011
	Number of	Fair	Number of	Fair
	warrants	value	warrants	value

Balance, beginning of period, June 30,	7,366,418	$7,221,040	7,366,418	$14,476,681
Exercised	(357,667)	(591,063)	–	–
Fair value adjustment	–	4,963,984	–	(7,264,221)

Balance at December 31	7,008,751	$11,593,961	7,366,418	$7,212,460

The fair value of warrants was calculated using the Black-Scholes option pricing model with the following assumptions at December 31:

	2012		2011

Exercise price	US$	1.60	US$	1.60
Fair value		$1.65		$0.98
Expected life		2.2 years		3.2 years
Risk-free interest rate		1.1%		1.3%
Expected volatility		72%		89%

The common share purchase warrants and broker warrants outstanding entitle the warrant holders to acquire one common share at an exercise price of US $1.60 per share, and may be exercised at any time prior to their expiry on March 10, 2015. There were 357,667 warrants exercised during the six months ended December 31, 2012 (2011 - nil).

10

ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

10.	Share capital:

(a)	Authorized and issued:

(i)	Authorized:

The Company has authorized share capital of 500,000,000 Class A preferred shares; 500,000,000 Class B preferred shares, Series 1; 500,000 Class A non-voting common shares; and 500,000,000 common shares. All classes of shares have no par value.

Common shareholders are entitled to receive dividends as declared by the Company at its discretion and are entitled to one vote per share at the Company's annual general meeting.

(ii)	Common shares issued in the year ended June 30, 2012:

On February 29, 2012, the Company completed a prospectus offering of 40,250,000 shares for gross proceeds of US $80,500,000 (Cdn. $79,421,300), resulting in net cash proceeds of US $75,243,165 (Cdn. $74,232,207) after deducting US $5,256,835 (Cdn. $5,189,093) in transaction costs.

(b)	Basic and diluted loss per common share:

The weighted average number of shares for the three and six months ended December 31, 2012 was 157,608,187 and 157,577,490 (2011 - 116,711,448 and 116,707,201). The Company has not adjusted its weighted average number of shares outstanding for the purpose of calculating the diluted loss per share as any adjustment related to stock options or warrants would be anti-dilutive.

(c)	Stock options:

The Company has granted stock options pursuant to a stock option plan. Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company for a maximum term of 10 years.

Compensation cost recognized as an expense for the three and six months ended December 31, 2012 for share-based employee compensation awards was $97,157 and $369,479 (2011 - $442,030 and $1,507,684).

11

ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

10.	Share capital (continued):

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Six months ended
	December 31,
	2012	2011

Number of options issued	nil	2,037,500
Weighted average share/exercise price	–	$1.73
Weighted average risk-free interest rate	–	2.1%
Weighted average volatility factor	–	85%
Forfeiture rate	–	2.5% - 7.8%
Dividend rate	–	–
Weighted average expected life of options (years)	–	6.0 years
Vesting period (months)	–	0 to 24
Weighted average fair value of options granted	–	$1.22
Fair value of options granted	–	$2,478,394

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. This model also requires highly subjective assumptions, including future stock price volatility and expected option life, which greatly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Canadian Government zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the term of the option and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was set at zero since it is the present policy of the Company to retain all earnings to finance operations and future growth.

12

ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

10.	Share capital (continued):

The following table reflects the activity under the stock option plan for the six months ended December 31 and the share options outstanding at the end of the periods:

	2012		2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

Outstanding, beginning of period	8,077,034	$1.94	7,125,916	$2.07
Granted	–	–	2,037,500	1.72
Exercised	(63,199)	1.53	(29,500)	0.76
Expired	(241,684)	2.42	(65,000)	2.39
Forfeited (before vesting)	(20,501)	1.92	(16,667)	1.65

Outstanding, end of period	7,751,650	1.92	9,052,249	1.99

Exercisable, end of period	7,020,467	$1.93	7,055,386	$2.06

(d)	Share appreciation rights:

The Company has granted share appreciation rights ("SARs") to certain employees. Under the plan, SARs are granted to employees and service providers of the Company's Australian subsidiary for a maximum term of 10 years.

The outstanding SARs are measured at their fair value using the Black-Scholes option pricing model at the end of each reporting period, with changes recognized through profit or loss. For the three and six months ended December 31, 2012, the Company recorded an expense of $162,938 and $140,162 (2011 - expense of $4,901 and a gain of $149,063) related to SARs.

13

ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

10.	Share capital (continued):

The fair value of each SAR granted was estimated on the date of grant and each subsequent reporting date using the Black-Scholes option pricing model with the following assumptions:

	Six months ended
	December 31,
	2012	2011

Number of rights outstanding	180,000	180,000
Weighted average exercise price	$1.69	$1.69
Risk-free interest rate	1.1% - 1.5%	1.2% - 2.1%
Volatility factor	77% - 88%	64% - 81%
Dividend rate	–	–
Expected life of rights (% of contractual life)	80% -100%	80% - 100%
Vesting period (months)	0 to 24	0 to 24
Weighted average fair value of rights outstanding	$1.95	$1.02
Amount accrued as at December 31	$328,326	$125,288

The Black-Scholes model used by the Company to calculate SARs values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's SARs. This model also requires highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

The risk-free interest rate is based on the implied yield on a Government of Canada zero-coupon issue with a remaining term equal to the expected term of the SARs. The volatility is based solely on historical volatility equal to the expected life of the SARs. The life of the SARs is estimated considering the vesting period at the grant date, the term of the SARs and the average length of time similar grants have remained outstanding in the past. The forfeiture rate is an estimate based on historical evidence and future expectations. The dividend yield was set at zero since it is the present policy of the Company to retain all earnings to finance operations and future growth.

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ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

10.	Share capital (continued):

The following table reflects the activity under the SARs plan for the six months ended December 31 and the SARs outstanding at the end of the periods:

	2012		2011
		Weighted		Weighted
		average		average
		exercise		exercise
	Number	price	Number	price

Outstanding, beginning of period	180,000	$1.69	153,332	$1.67
Exercised/cancelled	–	–	(63,332)	1.67
Granted	–	–	90,000	1.72

Outstanding, end of period	180,000	$1.69	180,000	1.69

Exercisable, end of period	155,000	$1.69	163,332	$1.68

11.	Deferred revenue:

Deferred revenue consists of the unamortized portion of the initial license fees under the terms of licensing agreements. These initial license fees are non-refundable and are deferred and recognized as revenue over the term of the related collaboration. As at December 31, 2012, deferred revenue was nil. The deferred revenue as at June 30, 2012 of $1,983,123 is related to an out-licensing agreement for nimotuzumab dated July 25, 2006. The revenue recognized for the three and six months ended December 31, 2012 was $1,842,805 and $1,938,123 (2011 - $148,518 and $297,036). As a result of a revision to the estimated period of the collaboration in fiscal 2012, the revenue recognition period was extended an additional two years to July 2017. As a result of the sale of nimotuzumab licenses in December 2012, all the deferred revenue was recognized at that time.

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ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

12.	Licensing and product development expenses:

Components of licensing and product development expenses for the three and six months ended December 31 were as follows:

	Three months ended		Six months ended
	December 31,		December 31,
	2012	2011	2012	2011

Licensing and product development costs,
excluding the undernoted	$3,359,295	$4,825,802	$7,331,466	$8,734,131
Salaries, bonuses and fees	1,563,712	1,119,920	3,556,507	2,238,589
Share-based compensation	31,702	186,021	143,579	518,132
Depreciation of property and equipment	–	1,734	–	3,468
Amortization of intangible assets	1,127,004	1,127,004	2,254,008	2,254,008

	$6,081,713	$7,260,481	$13,285,560	$13,748,328

Annual licensing and product development expenses may vary due to the timing of costs for manufacturing, initiating and completing pre-clinical and clinical trials, granting of stock options and recognizing government assistance.

13.	General and administrative expenses:

Components of general and administrative expenses for the three and six months ended December 31 were as follows:

	Three months ended		Six months ended
	December 31,		December 31,
	2012	2011	2012	2011

General and administrative costs, excluding the undernoted	$2,714,895	$510,799	$3,938,522	$1,511,648
Salaries, bonuses and fees	465,663	370,092	1,091,359	933,228
Share-based compensation	65,455	260,910	225,900	840,489
Depreciation of property and equipment	9,164	13,082	21,095	29,666

	$3,255,177	$1,154,883	$5,276,876	$3,315,031

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ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

14.	Finance income and finance costs:

Components of finance income for the three and six months ended December 31 were as follows:

	Three months ended		Six months ended
	December 31,		December 31,
	2012	2011	2012	2011

Interest income	$270,847	$154,692	$567,365	$309,168
Net foreign currency gain	513,824	–	–	1,406,657
Warrant revaluation adjustment	–	1,903,482	–	7,264,221

Finance income	$784,671	$2,058,174	$567,365	$8,980,046

Components of finance costs for the three and six months ended December 31 were as follows:

	Three months ended		Six months ended
	December 31,		December 31,
	2012	2011	2012	2011

Net foreign currency loss	$–	$580,705	$1,070,558	–
Warrant revaluation adjustment	6,617,681	–	4,963,984	–

Finance costs	$6,617,681	$580,705	$6,034,542	$–

15.	Commitments:

The Company has entered into various contracts for clinical, preclinical and other studies, none of which individually exceeds $1,000,000, totalling $9,047,741, of which $5,919,208 has been incurred as at December 31, 2012 and the remaining $3,128,533 has yet to be incurred. Any early termination penalties cannot exceed the amount of the contract commitment.

16.	Related party transactions:

The key management personnel of the Company are the Directors, the President and Chief Executive Officer, the Chief Medical Officer and Vice-Presidents.

Compensation for key management personnel of the Company for the three and six months ended December 31 was as follows:

	Three months ended		Six months ended
	December 31,		December 31,
	2012	2011	2012	2011

Salaries, bonuses, fees and short-term benefits	$862,396	$898,076	$2,424,189	$1,685,565
Share-based compensation	214,034	284,361	376,712	793,044

	$1,076,430	$1,182,437	$2,800,901	$2,478,609

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ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

16.	Related party transactions (continued):

Key management personnel participate in the stock option plan and executive officers participate in the Company's health plan. Directors receive annual and meeting fees for their services. As at December 31, 2012, the key management personnel control less than 1% of the voting shares of the Company.

Occasionally, directors will provide assistance to management on a consulting basis to evaluate new opportunities or provide guidance for drug development activities. The fees incurred during the three and six months ended December 31, 2012 totalled $8,222 and $9,498 (2011 -$58,252 and $83,252). Amounts due to related parties, including amounts due to key management personnel, at period end are unsecured, interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables.

17.	Financial instruments:

(a)	Financial assets and liabilities:

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The carrying values of current financial assets and liabilities approximate their fair values due to their relatively short periods to maturity.

(b)	Risks arising from financial instruments and risk management:

The Company's activities expose it to a variety of financial risks: market risk (including foreign exchange and interest rate risks), credit risk and liquidity risk. Risk management is the responsibility of the Company, which identifies, evaluates and, where appropriate, mitigates financial risks.

(i)	Market risk:

(a)	Foreign exchange risk:

The Company operates in Canada, the United States and Australia and has relationships with entities in other countries. Foreign exchange risk arises because the cost of transactions denominated in foreign currencies may vary due to changes in exchange rates.

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ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

17.	Financial instruments (continued):

Balances in foreign currencies at December 31, 2012 were:

	U.S.	Australian
	dollars	dollars

Cash and cash equivalents and short-term deposits	$48,488,344	$204,614
Accounts receivable	28,221	25,532
Accounts payable and accrued liabilities	(1,887,130)	(199,855)

	$46,629,435	$30,291

Based on the balances above, a 1% change in the foreign exchange rate for the U.S. dollar or the Australian dollar would have a net impact of $466,597 on the period-end balances.

(b) Interest rate risk:

The Company is exposed to interest rate risk to the extent that short-term deposits are at a fixed rate of interest and their market value can vary with the change in market interest rates. The Company's maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of these assets. The Company monitors market interest rates and mitigates against interest rate risk by not investing in deposits longer than 12 months.

There is a risk that future cash flows from invested cash, cash equivalents and short term deposits will vary as the market interest rates fluctuate because these investments earn interest at market rates. Based on the December 31, 2012 balance of $121,217,021, a variation of 100 basis points in the market interest rate could affect the consolidated financial statements of loss and comprehensive loss by $1,212,170. For the three and six months ended December 31, 2012, the Company recorded interest income of $270,847 and $567,365 (2011 - $154,692 and $309,168), in relation to these assets.

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ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

17.	Financial instruments (continued):

(ii) Credit risk:

The Company limits its exposure to credit risk by investing only in liquid debt securities with a strong credit rating issued by Canadian Schedule I banks. Accounts receivable are subject to normal credit risk. The maximum exposure to credit risk is equal to the carrying value of the accounts receivable. The Company regularly assesses the accounts receivable and takes action to collect the amounts or provide adequate reserves against doubtful accounts. The Company currently has no reserve for doubtful accounts as there have been no bad debts to date.

(iii) Liquidity risk:

Liquidity risk is the risk that the current financial obligations exceed the cash available to satisfy those obligations at any point in time. The Company's objective in managing liquidity risk is to maintain sufficient readily available cash in order to meet its liquidity requirements. The Company achieves this by maintaining sufficient cash and cash equivalents.

(c) Fair value of financial instruments:

The Company measures fair value using the following fair value hierarchy that reflects the inputs used in making the measurements:

o	Level 1 - quoted prices (unadjusted) in active markets for an identical instrument;

o	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

o	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2012, all of the Company's financial instruments that are carried at fair value have been classified as Level 2 within the fair value hierarchy.

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ym biosciences inc.
Notes to Condensed Consolidated Interim Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

Three and six months ended December 31, 2012 and 2011

17.	Financial instruments (continued):

(d) Capital management:

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements, except as described in note 5 regarding restricted cash and there has been no change with respect to the overall capital management strategy during the three months ended December 31, 2012.

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